

April 11, 2014

Via E-mail
Mr. Michael J. Angelakis
Chief Financial Officer
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

> **Re: Comcast Corporation**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 12, 2014**
> **File No. 1-32871**

Dear Mr. Angelakis:

We have reviewed your filing and have the following comment. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

Critical Accounting Judgments and Estimates, page 71

Valuation and Impairment Testing of Cable Franchise Rights, page 71

1. Please tell us how you considered the factors in paragraphs 21-24 of ASC 350-30-35 in concluding that you have 3 units of accounting for your cable franchise rights impairment testing. Furthermore, please tell us which states and regional field operations comprise your 3 divisions or units of accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joe Cascarano, Senior Staff Accountant, at 202-551-3376 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Advisor, at 202-551-3788, or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director